Exhibit (a)(1)(C)

ANSWERTHINK, INC.

NOTICE OF WITHDRAWAL

Of Eligible Options Tendered Pursuant to the Offer to Exchange dated June 11, 2003 (Capitalized terms not otherwise defined herein shall have the same meaning as in the Offer to Exchange)

The right to withdraw options tendered pursuant to the Offer will expire at 11:59 p.m., Eastern Time, on July 14, 2003 (or such later date to which Answerthink extends the Offer)

Name                                         U.S. Social Security No. or Global ID (for non-U.S. employees)

Deliver to:

Answerthink, Inc.

Human Resources

Attn: Diane Tuccito

817 W. Peachtree Street

Suite 800

Atlanta, GA 30308

(telephone: (404) 682-2263)

If you previously elected to accept Answerthink’s offer to exchange your Eligible Options pursuant to the terms of the Offer, but you would like to change your decision and withdraw your tendered options, you must sign and return this Notice of Withdrawal and it must be received by us prior to 11:59 p.m., Eastern Time, on Monday, July 14, 2003 (or such later date to which Answerthink extends the Offer). You must use the same method that you used to previously elect to tender your options, signing and sending this Notice of Withdrawal by regular mail or overnight mail to Answerthink at the address listed above so that it is received by us prior to 11:59 p.m., Eastern Time, on July 14, 2003 (or such later date to which Answerthink extends the Offer). This Notice of Withdrawal will be effective upon receipt by us before the expiration of the Offer.

To:    Answerthink, Inc.

I hereby acknowledge and agree to each of the following for the benefit of Answerthink:

1.    I previously received a copy of the Offer to Exchange dated June 11, 2003 and the Letter of Transmittal referred to therein. I completed and returned the Letter of Transmittal, in which I tendered my Eligible Options to you in exchange for Restricted Stock Units. I now wish to withdraw my tendered Eligible Options. I understand that by signing and delivering this Notice of Withdrawal to you, I am revoking my election with respect to Answerthink’s offer to exchange Eligible Options for Restricted Stock Units.

2.    I understand that by withdrawing my previously tendered Eligible Options, I must reject the Offer with respect to all of my Eligible Options.

3.    I understand that in order to withdraw previously tendered Eligible Options with respect to the Offer, I must complete and deliver this Notice of Withdrawal so that it is received by you prior to 11:59 p.m., Eastern Time, on July 14, 2003 (or such later date to which Answerthink extends the Offer), and that the method I use to withdraw my previously tendered Eligible Options must be the same method I used to previously tender my Eligible Options.

4.    I have completed the information requested below. I hereby withdraw all of my previously tendered Eligible Options. This Notice of Withdrawal supersedes and replaces any Letter of Transmittal that I have previously delivered. I hereby withdraw my previous election to tender all of my Eligible Options.

If you are completing a printed version of this Notice of Withdrawal, you must send a signed copy of this Notice of Withdrawal by regular mail, overnight mail or hand delivery to the address listed above. Please sign and date in the space provided below:

Date: , 2003
Signature of Holder

* Must be signed by the same person that executed the Letter of Transmittal.